Offering Statement for Timed Health Corporation

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The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

The Company

1. What is the name of the issuer?

   Timed Health Corporation

   1285 A Southern Way

   Sparks, NV 89431

Eligibility

2. The following are true for Timed Health Corporation:

   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.

   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

   No.

Directors, Officers and Promoters of the Company

4. The following individuals (or entities) represent the company as a director, officer or promoter of the offering:

   Name
   Jane Scaccetti

   Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
   Work experience (https://www.linkedin.com/in/jane-scaccetti-8bba585/): Timed Health, Board Director - 2020 - present; CEO, Drucker and Scaccetti Tax Warriors- 1977-present; Short Bio: Jane has extensive governance experience having served on publicly reporting company boards since 1992. Her current experience includes serving on the board of Myers Industries, Inc (NYSE: MYE). She serves on the Audit Committee and the

Governance Committee and is the incoming Audit Committee Chair for 2020. Myers manufactures polymer products for industrial, agricultural, automotive, commercial, and consumer markets. In 2015, Jane joined the board of Penn National Gaming, Inc (NASDAQ: PENN). There she serves as Chair of the Audit Committee. PENN owns and operates regional casinos and racetracks. Jane also serves as chair of the board of Mathematica Policy Research. Mathematica is a policy research organization of over 1,200 employees with offices in Princeton, Cambridge, Chicago, Washington, Ann Arbor, and Oakland. Jane was a member of the board of The Pep Boys (NYSE:PBY) from 2002-2016. She served as Chair of the Audit Committee and a member of the Nominations and Governance Committee. PBY was a New York Stock Exchange company with over $2B in sales when it was sold to a private firm in 2016. Her prior board experience included DiGiorgio Corporation (DGI), a public filer with the SEC, was a large warehousing and distribution company. Jane was chair of the Audit Committee and sat on many ad hoc Strategic Planning Committees. She also served on the board of Nutrition Management Services Company (NMSCA), a small public company from 1992-2009. Jane was an independent director of Keystone Health Plan East (KHPE) the for-profit Health Maintenance Organization (HMO) of Independence Blue Cross 1998-2008 and resigned to accept the position of Chair of TUHS. In the late 1990's, Jane served on the board of The University of the Arts (U Arts) remaining as an advisor to the Finance Committee until 2008. For ten years, Jane was a board member of First Penn Bank. There she served on the Strategic Planning Committee and was active in mergers/acquisitions and their conversion from a mutual company to a bank. She also chaired the Audit and Finance Committees

Name
Saul Reibstein

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Work experience (https://www.linkedin.com/in/svreibstein/): Timed Health, Board of Directors Compensation Committee, 2019 - Present; S3Living, Director and Advisor - 2018 - Present; Game Change Agency, Advisory Board Member - 2018 - Present; Penn National Gaming, Board Members - 2018 - Present; Board Members and Audit Committee Chair, Vishay Precision Group - 2010 - Present; Short Bio: Prior Decade: Diversified experience including Board, Audit and Compensation committees of public and private companies, CFO and senior executive management, managing partner in public accounting. Prior Managing Partner CBIZ and BDO.

Name
John C. Matthews

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Work experience (https://www.linkedin.com/in/john-matthews-abb618/): Timed Health, Board of Director - 2020 - Present; Partner, KPMG LLP 2015-2019; CEO, Tower Three Consulting LLC - 2019 - Present; Short bio: Independent strategy consultant focused on helping clients see the possibilities and take action in a dynamic healthcare environment. As a KPMG Advisory Principal in the Strategy group, John focused on strategic service offerings in the healthcare and life sciences marketplace, including manufacturers, payers, and providers of care.

Name
Matthew O'Connor

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Work experience (https://www.linkedin.com/in/matt-o-connor-27967987/): Timed Health Corporation, Executive Co-Chairman - 2020 - present; Allegheny Technologies Inc., Senior Technology Executive - 2015-present; US Navy, Reservist, and Naval Aviator - 2004 -

Present; Lean Manufacturing and Six Sigma. One decade as an Annapolis US Naval Academy trained Naval Officer. Systems Engineer BS. and MS. Reservist 5 years to current. Naval Aviator May 2004 - Jan 2015 for 10 years 9 months Short bio: Over 10 years of professional, dedicated naval service rooted in sound leadership and marked by sustained superior performance. Accomplished F-18 pilot with extensive experience in Naval safety, maintenance, and operations. Trusted manager with demonstrated expertise navigating large and small teams through high-pressure, demanding situations Limited Partner, The Professionals VC LLC Limited Partner, WhenMed VC LLC

Name
Suzanne Kay MBA

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Work experience (https://www.linkedin.com/in/suzanne-kay-bs-mba-0100691a1/): President, Timed Health Corporation - 2018 - Present; Senior Vice President, Timed Health Corporation - 2016 - Present; Sharp Hospital, Post Anesthesia Critical Care Specialist - 2018- Present. Education: Toledo University, BA Healthcare Pepperdine University, MBA Executive roles and Investor in Healthcare Innovation since 1995

Name
Gerard S. O'Connor MD, FACS, AOA

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Work experience: Executive Co-Chairman, Timed Health Corporation - January 2021 to present; University of Maryland Shore Medical Center at Chestertown; Physician and Surgeon - July 2013 - present. Short bio: Executive Chairman Gerard S. O'Connor MD FACS AOA. Co-Founder Angel Investor. Surgeon University of Maryland. Dr. O'Connor in 2021 remains actively practicing medicine and surgery at the University of Maryland, where he has practiced for over 20 years. Maryland Health Care Commissioner. Term through September 30, 2023 Actively in Medical and Surgical Practice for 3 Decades. Educated at Georgetown University BS. MD. George Washington University Board Certified. Lieutenant Colonel Retired, Maryland Defense Force, 10th Medical Regiment, Medical Support for the National Guard. Limited Partner, The Professionals VC LLC Limited Partner, WhenMed VC LLC

Name
James Applebach

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Work experience (https://www.linkedin.com/in/james-applebach-4b076517/): CEO, Timed Health Corporation - 2021 - present; COO Cued Inc. and Timing Health Inc. 2016 -2020; Owner 1 Click Logistics, 2019 - present. Short Bio: Start-up roles as CEO and COO. Prior Chief Supply Chain Officer having operating experience with Amazon, UPS, Bluestem, and OHL

Principal Security Holders

5. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

The Professionals VC LLC

Securities:	4,000,000
Class:	Class B Common Stock
Voting Power:	57.5%

WhenMed VC

Securities:	4,513,080
Class:	Class B Common Stock
Voting Power:	40.3%

Business and Anticipated Business Plan

6. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

Timed Health Corporation was established as a Delaware C corporation in 2020. Operations in development since 2016. Based on five utility patents issued between 2014 and 2019 created by healthcare professionals from Stanford, Harvard, University of Pennsylvania, mathematicians and data scientists at Cambridge, and Stanford. Mass Market Problems Timed Health is Incrementally Resolving: Physician and Consumer Manpower Shortages; Low Physician Incomes; Healthcare Inefficiency and Insufficiency; Delayed Healthcare; Rapid Cumulative Disease Progression and High-Cost Outcomes; MISSION Fully patented to redistribute healthcare to earlier to reduce rationing and expensive healthcare later. To incrementally accelerate healthcare, to decelerate disease, to multiply the efficiency, the sufficiency, lifetime value and the importance of established doctor-patient relationships, to achieve greater continuity of care, health and economic outcomes. Physician Prescribed early bird New Healthcare based in Medicine, Medications and Predictive Data Science Software Interactive with patients and payors in the form of certified interactive HIPAA secure electronic health records and mobile apps both online and on-premises. OBJECTIVES 2021 Q1 Series A1 Software 1.0 Initial Revenue Direct to Consumer; 2021 Q2 Series A2 Software 2.0 Clinical Research Studies Increase Users; FEATURES Timed Health aims to empower non-experts with supervised expert capabilities and user experiences. Timed Health plans to provide access to broader opportunities. Value increases as use and users increase. Timed Health aims to convert non-healthcare consumers, non-interested, and non-engaged parties into users based on the immensely enriched user experience. The more users use Timed Health and add-on technologies the more challenging it will become to move to other solutions based on quality. The company anticipates an IPO or an M&A within 42 months if the market is favorable and based on having approximately 40,000 users. Timed Health aims to become the leading physician and patient scalable healthcare manpower multiplier platform technology. Timed Health doesn't replace physician visits; it actually multiplies both in-office and online physician and patients engagements and visits more cost-effectively for less expenditure of time and money over time. The company aims to incrementally create greater mutual doctor-patient TRUST and LEVERAGE of each other's manpower and time by bonding patients with physicians better than before. Timed Health incrementally creates and enhances greater long-term value of the established doctor-patient relationship for less expenditure of time and money, done safely and cost-effectively. The basis for our technologies is 5 issued patents which protect our unique ability to enable physicians to prescribe, forecast and prefill new healthcare medications up to 4 months in the future. These are preventive therapies provided in patented chip labeled Two-Day Supplies are to be stored by patients or nearby. The new medications are to be self-implemented when needed, electronically supervised and authorized 24/7 by their physicians working 40-hour weeks. These preventive therapies are designed for both high-end and mass-market low-risk diabetes, hypertension and infection vulnerable patients. These premiere cohorts and conditions are being incrementally systematized and monetized. The Timed Health technology platform plans to be offered directly to consumers, employers, and third-party payers as a pre-tax or direct pay healthcare benefit. 2021 GO TO MARKET PLAN Timed Health Platform Technology in an independent focus group was preferred over traditional new medication and healthcare prescribing systems. 92% of 120 randomly selected healthcare provider prescribers supported using Timed Health for a growing list of their patients and conditions healthcare. In the first quarter the company is offering direct to consumer memberships. Consumer Memberships include physicians, patients, and families. Health risk analytics are to be correlated with new healthcare and new medications which are 40% to 80% likely to be needed within the next 4 months. Forecasted new low-risk changes in health starting with diabetes, hypertension, and infections are a first focus. MARKET The current diabetes and hypertension medications market in 2020 that is addressable is over $180 billion US, afflicting approximately 50 million people, with a Serviceable Addressable Market of six to ten million people. Patients are spending an average of $2,500 to $5,000 annually on diabetes and hypertension medications ($15 billion to $50 billion) for example. The average amount spent on Professional Healthcare and medications is over approximately $5,000 annually per outpatient carrying chronic diagnoses. Ambulatory Healthcare SAM Serviceable Addressable Market is $600 billion. TAM Total Addressable Market is $2 trillion. Global Healthcare Industry is $10 trillion. Patented Forecasted Stored Prescribed early bird new medications and healthcare pre provided up to 4 months before future actual timed need can potentially erase up to 30% of losses in the $2 Trillion US Ambulatory Healthcare Costs over ten years. The US $2 trillion ambulatory healthcare provider industry currently has 50% of healthcare occurring in the most expensive ambulatory random healthcare cohort of emergency departments without continuity of care. US medication market sales in 2018 for anti-diabetes was $78.7 billion, antibiotics and vaccines $40.6 billion, and antihypertensive medications were $29.9 billion. Humira as an immunotherapy single drug example, alone in 2019 had $21.9 billion revenue, the largest for a single drug. PROBLEMS TO BE SOLVED: Timed Health is focused on the economic reality of the large cost and significant shortage of high-quality physicians and ambulatory healthcare. Resulting in more healthcare access hurdles or gates making getting reasonably early appointments too often impossible. Timed Health technology experiences when fully and properly executed may well be proven in upcoming clinical studies to improve life, incomes, and outcomes for healthcare systems, physicians, and payers including patients, employers, pharmacy benefits managers, and insurers. Unchecked low-risk health condition flares can often silently progress to costlier higher-risk conditions, complications, hospitalizations, premature brain, heart, kidney, liver, and vision organ injury, and organ failure. Timed Health software can help increase the number of patients that a physician can manage better, which addresses the large, expected high quality physician shortage upcoming but also already present in underserved areas. Timed Health has verified its connectivity and the evolving software platform which is designed to improve health systems physician and patient work-flow, high-end and mass-market healthcare practices costs, profits, and overcome many of their inefficiencies and inconveniences. Timed Health incrementally is rolling out low-risk new-to-the-patient medications condition by condition, prescriber by prescriber, and patient by patient. Strategic partner pharmacies fulfill Stored Timed NewMeds and are ordered in the Timed Primed prescriber software to be embedded in prescribing systems and EMRs. Prescribers indicate directions to be SWA "stored and started when authorized" by their physicians. Timed Health systematically is overcoming the adverse impact of silent, procrastinated, or ignored acute changes in health both indolent and progressive. Flares of chronic conditions like asthma, diabetes, hypertension, and infections accelerate disease progression. These flares are left uninterrupted far too long far too often. The reasons include current healthcare costs, inefficiency, and inconvenience. This leads to often over-using expensive emergency facilities, higher costs, and worsened health. Other companies, for instance, Google Health are in some ways already forecasting health, however the way Timed Health sources, uses, and applies this information is patented, proprietary, private, secured, and uniquely protected. Timed Health makes immediately available new medications in its patented systems feasible 24/7.

Timed Health Corporation currently has 8 employees.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

7. Material factors that make an investment in Timed Health Corporation speculative or risky:
    1. Potential market risks, state and federal regulatory changes, patent infringers, shareholder, public and competitor law suits. The Company operated as Timing Health Inc. from May 16, 2016 to July 22, 2020. In 2020, the Company was hacked by malware and the board of directors requested the creation of a new corporation (Timed Health, Corporation) and the transfer of assets to the new corporation. Although to date, Timed Health, Corporation, has not experienced any material fraudulent activity, breaches of our information security or cyber-attack, a successful penetration or circumvention of system security could cause us negative consequences, including loss of clients and business opportunities, disruption to our operations and business, misappropriation or destruction of our confidential information and/or that of our clients, or damage to our clients' and/or third parties' computers or systems, and could expose us to additional regulatory scrutiny and result in a violation of applicable privacy laws and other laws, litigation exposure, regulatory fines, penalties or intervention, loss of confidence in our security measures, reputational damage, reimbursement or other compensatory costs, additional compliance costs, and could adversely impact our results of operations, liquidity and financial condition.
    2. Our financial statements include an opinion that they have been prepared on a going concern basis, expressing doubt about our ability to continue as a going concern. We have not yet generated sufficient revenues from our operations to fund our activities

and are therefore dependent upon external sources for financing our operations. As a result, our financial statements included as part of this Form C are prepared on the assumption that we will be able to continue as a going concern, which is uncertain. Our financial statements do not include any adjustments that might result were we unable to continue as a going concern. If we cannot continue as a going concern, investors in this offering may lose their entire investments. Limited Operating History and No History of Revenues. The Company commenced preliminary business development operations in July 2011 and is organized in July 2020 as a C corporation under the laws of the State of Delaware, and continues to operate based on 5 patents issued by the US Patent Office having priority date 2011 and currently licensed from WhenMed VC LLC for the field of use of forecasting new health and new medication needs and enabling provision and implementation of the new medications. The Company has no history of revenues from operations and has no significant assets, other than its intellectual property. The Company has yet to generate positive earnings, and there can be no assurance that it will ever generate revenues or operate profitably. The company has a limited operating history upon which an evaluation of its prospects and future performance can be made and must be considered in the development stage. The Company's success is significantly dependent on obtaining financing to implement our business plan and strategy. The Company's operations will be subject to all the risks inherent in the establishment of a developing enterprise and the uncertainties arising from the absence of a significant operating history. The Company is in the development stage and potential investors should be aware of the difficulties normally encountered by enterprises in the development stage. The net proceeds of the proposed financing are intended to be used to, among other things, fund preparations and arrangements for the Company to continue operations. Accordingly, potential investors should be aware of the risks of investing in the Company at this stage, including that there will likely be significant time between the time of your investment and the time that the Company is able to continue operations. There can be no assurances as to any timeline on which the Company may continue operations, or at all. The likelihood of the Company's success must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the expansion of a business, operation in a competitive industry, and the continued development of advertising, promotions and a corresponding customer base. If the Company's business plan is not successful, and the Company is not able to operate profitably, investors may lose some or all their investment in the Company.

3. Risk of Forfeiture of Patents: The Company has no history of revenues from operations and has no significant assets, other than its intellectual property. The Company currently non-exclusively licenses its patents from WhenMed VC LLC, one of its Founders (as defined below), and have entered into an agreement providing for the non-exclusive licensing of the patents to TH upon the receipt by TH of the minimum offering proceeds and payment by TH of an initial fee. 2.1.1.1 Demonstrated at least fifty-one percent (51%) of Timed Health's revenues is and will be attributed to its use of the Licensed Patents for a period that is at least ten (10) years following the Effective Date of this Agreement or when any one of the Licensed Patents expires, whichever is later; 2.1.1.2 Demonstrated Average Monthly Gross Revenues that rely at least in part on the Licensed Patents of at least one-hundred thousand dollars ($100,000) by within one (1) year of the Effective Date and an average of at least two-hundred fifty thousand dollars ($250,000) monthly by within two (2) years of the Effective Date; and 2.1.1.3 Demonstrated Annual Gross Revenues of at least three-million dollars ($3,000,000) in the second fiscal year after closing the Series A1 investment. The Series A1 must have at least three million ($3,000,000) invested by six (6) months after the Series A1 is offered to investors, and revenue of at least ($20,000,000) in FY3; at least seventy-five million ($75,000,000) in FY4; and at least one hundred million dollars ($100,000,000) in FY5 and yearly thereafter. Certain commitments apply with regard to developing the patents; and the payment of quarterly royalties and other fees associated with the maintenance of the patents. There can be no assurances that the Company will be able to achieve all or any of these milestones.

4. Transactions with related parties: The Investor should be aware that there will be

occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the Directors of the Company will be guided by their good faith judgement as to the Company's best interest. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length but will be in all cases consistent with the duties of the management of the Company to its Members. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest. The company describes certain transaction with related parties below in the "Related Party Transactions" section. These transactions include entering into convertible promissory notes with related parties, entering into a lease agreement with a related party, and that the Company currently licenses its fields of use 5 patents from WhenMed VC LLC, one of its founders.

5. Lack of Offering Information Regulation Crowdfunding does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Regulation Crowdfunding does require extensive information, it is possible that you would make a different decision if you had more information. In order to support our general operations and working capital needs for the next 12 months, we may need to raise additional capital. Such financing may be expensive and time-consuming to obtain, and there may not be sufficient investor or commercial interest to enable us to obtain such funds on attractive terms or at all. In order to support our projected operating expenses for the next 12 months, we will need to raise additional capital from other sources. Such financing may be expensive and time-consuming to obtain, and there may not be sufficient investor or commercial interest to enable us to obtain such funds on attractive terms or at all. There can be no assurance that financial support from other sources will be available in the amounts and at the times needed for us to continue to operate and grow our revenue-generating operations and improve our financial position.

6. Additional Financing Needed: Management anticipates that it will need additional funding to fully implement its business plans and grow and develop its business, and there can be no assurances whether or not such financing will be available or acceptable terms, or at all. The Company may obtain future additional financing from an offering of the Company's equity (which may include preferred equity) or debt securities, by incurring debt or any combination of these. If the Company issues additional equity securities to raise funds, the ownership percentage of the Company's existing stockholders would be reduced. Further, the Company's patent rights are conditioned on the Company launching a subsequent equity offering within 36 months after the closing of this Offering which generates at least $3,000,000 in proceeds from such offering. Any such offering will dilute the voting power of holders of Shares. New investors may demand rights, preferences, or privileges senior to those of existing holders of the Shares, and the Company has the ability to agree to these matters without action by the Company's stockholders. Any new financing could result in the Company incurring significant expense and becoming subject to covenants that could affect the manner in which the Company conducts its business. Additional Issuances of Shares: The Company's certificate of incorporation authorizes the issuance of up to 34,000,000 shares of Common Stock without action by the Company's stockholders. In order to raise additional capital, the Company may in the future offer and issue additional shares of Common Stock or other securities convertible into or exchangeable for Common Stock. Issuance of these shares would dilute the voting power of holders of Shares. In addition, the Company's patent rights are conditioned on the Company launching a subsequent equity offering within 36 months after the closing of this Offering which generates at least $3,000,000 and greater in proceeds from such offering. Any such offering will dilute the voting power of holders of Shares. In addition, the Company has a significant number of stock options outstanding and expects to grant additional stock options in the near term. To the extent that outstanding stock options have been or may

be exercised or other shares of Common Stock are issued, you would experience further dilution. Further, the Company may choose to raise additional capital due to market conditions or strategic considerations, even if the Company believes it has sufficient funds for its current or future operating plans.

7. Future Investors Might Have Superior Rights If Timed Health needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise. Dependence on Management: In the early stages of development, the Company's business will be significantly dependent on the Company's management team. The Company's success will be particularly dependent upon President Suzanne Kay MBA, CEO James Applebach, part time Executive Co-Chairman Matthew O'Connor, part time Executive Co-Chairman Gerard S. O'Connor MD, and other full-time co managing executives in The Professionals VC LLC. The loss of either of these individuals could have a material adverse effect on the Company.

8. Customer Base and Market Acceptance: While the Company believes it can develop a customer base through the marketing and promotion of the Company's products and services, the inability of the Company to further develop such a customer base could have a material adverse effect on the Company. Although the Company believes that its product and services matrix offer advantages over competitive companies, no assurance can be given that Timed Health Corporation's products and services will attain a degree of market acceptance on a sustained basis or that it will generate revenues sufficient for sustained profitable operations. Competition: While there does exist some current competition, management believes that the Timed Health Corporation product and services line is unique, and the expertise of management combined with the innovative nature of its products and services will set the Company apart from its competitors. There is the possibility that new competitors could seize upon Timed Health Corporation's business ideas and produce competing products and services. Likewise, these new competitors could be better capitalized than Timed Health Corporation which could give them a significant advantage. There is the possibility that the competitors could capture significant market share of Timed Health Corporation's intended market.

9. General Economic Conditions: The financial success of the Company may be sensitive to adverse changes in general economic conditions in the United States, such as recession, inflation, unemployment, and interest rates. Management believes that the niche products and services they market will insulate the Company from excessive reduced demand. Timed Health Corporation has no control over these changes.

10. Unanticipated Obstacles to Execution of The Business Plan: The Company's business plans may change significantly. Many of the Company's potential business endeavors are capital intensive and may be subject to statutory or regulatory requirements. Management believes that the Company's chosen activities and strategies are achievable considering current economic and legal conditions with the skills, background, and knowledge of the Company's principals and advisors. Management reserves the right to make significant modifications to the Company's stated strategies depending on future events. Management Discretion as to Use of Proceeds: The net proceeds from this Offering will be used for the purposes described under "Use of Proceeds." The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated which it deems to be in the best interests of the Company and its stockholders in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of management with respect to application and allocation of the net proceeds of this Offering. Investors for the Shares offered hereby will be entrusting their funds to the Company's management, upon whose judgment and discretion the investors must depend.

11. No Assurances of Protection for Proprietary Rights; Reliance on Trade Secrets: In certain cases, the Company may rely on trade secrets to protect proprietary technology and processes which the Company has developed or may develop in the

future. There can be no assurances that secrecy obligations will be honored or that others will not independently develop similar or superior technology. The protection of proprietary technology through claims of trade secret status has been the subject of increasing claims and litigation by various companies both in order to protect proprietary rights as well as for competitive reasons even where proprietary claims are unsubstantiated. The prosecution of proprietary claims or the defense of such claims is costly and uncertain given the uncertainty and rapid development of the principles of law pertaining to this area. The Company, in common with other firms, may also be subject to claims by other parties with regard to the use of technology information and data which may be deemed proprietary to others. Issuance of Preferred Stock: The Company at its discretion may authorize the issuance of up to 10,000,000 shares of "blank check" preferred stock, with such terms, rights and preferences as may be determined from time to time by the Board of Directors without action by the Company's stockholders. Issuance of these shares may dilute the voting power of holders of Shares. Dilution: Purchasers of Shares will experience immediate and substantial dilution. Additional Shares issued by the Company in the future will also dilute a purchaser's investment in the Shares, including Shares issuable upon the exercise of stock options granted to the Company's consultants, employees, executive officers, directors, and others.

12. COVID-19 Impact The ongoing COVID-19 pandemic may impact Timed Health Corporation's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 controls, Timed Health cannot guarantee that it will resume operations in the future. Public health epidemics or outbreaks could adversely impact our business. In December 2019, a novel strain of coronavirus (COVID-19) emerged in Wuhan, Hubei Province, China. While initially the outbreak was largely concentrated in China and caused significant disruptions to its economy, it has now spread to several other countries and infections have been reported globally. The extent to which the coronavirus impacts our operations will depend on future developments, which are highly uncertain and cannot be forecasted with confidence, including the duration of the outbreak, new information which may emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among others. In particular, the continued spread of the coronavirus globally could adversely impact our operations, and could have an adverse impact on our business and our financial results. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once the Company meets its target amount for this offering, it may request that Netcapital instruct the escrow agent to disburse offering funds to the Company. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, the Company must file an amended to its Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be investors and will have no such right.

13. TRANSFERABILITY OF SECURITIES Any Securities sold pursuant to Regulation Crowdfunding being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law and includes adoptive relationships.

Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them. In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to affect such transfer. Transfer Agent Timed Health, Corporation has appointed Worldwide Stock Transfer, LLC to serve as the company's transfer agent as part of its engagement with Net Capital Funding Portal Inc.

14. Long Term Nature of Investment: An investment in the Shares may be long term and illiquid. As discussed above, the Company is in the development stage and potential investors should be aware of the difficulties normally encountered by enterprises in the development stage. The net proceeds of the proposed financing would be used to, among other things, fund preparations and arrangements for the Company to continue operations. Accordingly, potential investors should be aware of the risks of investing in the Company at this stage, including that there will likely be significant time between the time of your investment and the time that the Company is able to continue operations. There can be no assurances as to any timeline on which the Company may continue operations, or at all. Further, the offer and sale of the Shares will not be registered under the Securities Act or any foreign or state securities laws by reason of exemptions from such registration which depends in part on the investment intent of the investors. Prospective investors will be required to represent in writing that they are purchasing the Shares for their own account for long-term investment and not with a view towards resale or distribution. Accordingly, purchasers of Shares must be willing and able to bear the economic risk of their investment for an indefinite period. It is likely that investors will not be able to liquidate their investment in the event of an emergency.

15. Limited Transferability & Liquidity: To satisfy the requirements of certain exemptions from registration under the Securities Act, and to conform with applicable state securities laws, each investor must acquire his Shares for investment purposes only and not with a view towards distribution. Consequently, certain conditions of the Securities Act may need to be satisfied prior to any sale, transfer, or other disposition of the Shares. Some of these conditions may include a minimum holding period, availability of certain reports, including financial statements from Timed Health Corporation, limitations on the percentage of Shares sold and the manner in which they are sold. Timed Health Corporation can prohibit any sale, transfer or disposition unless it receives an opinion of counsel provided at the holder's expense, in a form satisfactory to Timed Health Corporation, stating that the proposed sale, transfer or other disposition will not result in a violation of applicable federal or state securities laws and regulations. No public market exists for the Shares and no market is expected to develop. Consequently, owners of the Shares may have to hold their investment indefinitely and may not be able to liquidate their investments in Timed Health Corporation or pledge them as collateral for a loan in the event of an emergency.

16. Risks of Borrowing: If the Company incurs indebtedness, a portion of its cash flow will have to be dedicated to the payment of principal and interest on such indebtedness. Typical loan agreements also might contain restrictive covenants which may impair the Company's operating flexibility. Such loan agreements would also provide for default under certain circumstances, such as failure to meet certain financial covenants. A default under a loan agreement could result in the loan becoming immediately due and payable and, if unpaid, a judgment in favor of such lender which would be senior to the rights of owners of Stock in the Company. A judgment creditor would have the right to foreclose on any of the Company's assets resulting in a material adverse effect on the Company's business, operating results, or financial condition.

17. Possible Fluctuations in Operating Results: The Company's operating results may fluctuate significantly from period to period as a result of a variety of factors, including purchasing patterns of customers, competitive pricing, debt service and principal reduction payments, and general economic conditions. Consequently, the Company's revenues may vary by quarter, and the Company's operating results may experience

fluctuations.

18. Management Discretion as to Use of Proceeds: The net proceeds from this Offering will be used for the purposes described under "Use of Proceeds." The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated which it deems to be in the best interests of the Company and its stockholders in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of management with respect to application and allocation of the net proceeds of this Offering. Investors for the Shares offered hereby will be entrusting their funds to the Company's management, upon whose judgment and discretion the investors must depend.

19. Risks Associated with Expansion: The Company plans on expanding its core business through the deployment of capital invested through this Offering. Any expansion of operations the Company may undertake will entail risks; such actions may involve specific operational activities which may negatively impact the profitability of the Company. Consequently, stockholders must assume the risk that (i) such expansion may ultimately involve expenditures of funds beyond the resources available to the Company at that time, and (ii) management of such expanded operations may divert management's attention and resources away from its existing operations, all of which factors may have a material adverse effect on the Company's present and prospective business activities.

20. *The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.*

    You should not rely on the fact that our Form C, and if applicable Form D is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

21. *Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.*

    The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

22. *The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early.*

    The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum

Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

23. *The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.*

    Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

24. *The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.*

    You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

25. *Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.*

    Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

26. *The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings.*

    Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

27. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

28. *There is no present public market for these Securities and we have arbitrarily set the price.*

    The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

29. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

30. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

The Offering

Timed Health Corporation ("Company") is offering securities under Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $973,467 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the offering target of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8. What is the purpose of this offering?

    USE OF FUNDS 2021 Series A1: We plan to allocate approximately half of the proceeds from this offering to Forecasting DiaSWare, Timed Primed, SimplerSWare (Software 1.0) development. We plan to allocate approximately $200,000 to Marketing and Sales, $100,000 to Legal and Government Fees, $60,000 for Manager compensation, and $65,767 to Administration expenses.

9. How does the issuer intend to use the proceeds of this offering?

Uses	If Target Offering Amount Sold	If Maximum Amount Sold
Intermediary Fees	$490	$47,700
Compensation for managers	$3,000	$60,000
Legal and Government Fees	$6,510	$100,000
Software Development	$0	$500,000
Marketing and Sales	$0	$200,000
Administration Fees, Hardware, Software	$0	$65,767
Total Use of Proceeds	**$10,000**	**$973,467**

10. How will the issuer complete the transaction and deliver securities to the investors?

    In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and Timed Health Corporation must agree that a transfer agent, which keeps records of our outstanding Class B Common Stock (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. How can an investor cancel an investment commitment?

    You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. Can the Company perform multiple closings or rolling closings for the offering?

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. Describe the terms of the securities being offered.

We are issuing Securities at an offering price of $1 per share.

14. Do the securities offered have voting rights?

The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a custodian will cast your vote for you. Please refer to the custodian agreement that you sign before your purchase is complete.

15. Are there any limitations on any voting or other rights identified above?

You are giving your voting rights to the custodian, who will vote the Securities on behalf of all investors who purchased Securities on the Netcapital crowdfunding portal.

16. How may the terms of the securities being offered be modified?

We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the

purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Class A Common Stock	16,000,000	0	Yes	Each holder of Class A Common Stock shall have the right to one (1) vote per share of Class A Common Stock, and shall be entitled to notice of any stockholders' meeting in accordance with the By-Laws of the Corporation, and shall be entitled to vote upon such matters and in such manner as may be provided by law. Please see ""AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF TIMED HEALTH CORPORATION" for further disclosure.
Class B Common Stock	17,000,000	11,193,200	Yes	Each holder of Class B Common Stock shall have the right to ten (10) votes per share of Class B Common Stock, and shall be entitled to notice of any stockholders' meeting in accordance with the By-Laws of the Corporation, and shall be entitled to vote upon such matters and in such manner as may be provided by law. Each share of Class B Common Stock shall be convertible into one (1) fully paid and nonassessable share of Class A Common Stock at the option of the holder thereof at any time upon written notice to the Corporation. The holders of record of the shares of Class B Common Stock, exclusively and as a separate class, shall be entitled to elect at least seventy-five percent(75%) of the directors of the Corporation. Please see ""AMENDED

				AND RESTATED CERTIFICATE OF INCORPORATION OF TIMED HEALTH CORPORATION" for further disclosure.
Class C Common Stock	1,000,000	0	No	Class C shares have no voting rights and are automatically converted into one share of Class A Common Stock upon an initial public offering.. Please see ""AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF TIMED HEALTH CORPORATION" for further disclosure.
Preffered Stock	10,000,000	0	No	The Board of Directors is expressly authorized to provide for the issuance of all or any shares of the Preferred Stock in one or more classes or series, and to fix for each such class or series such voting powers, full or limited, or no voting powers, and such designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as shall be stated and expressed in the resolution or resolutions adopted by the Board of Directors providing for the issuance of such class or series, including, without limitation, the authority to provide that any such class or series may be (I) subject to redemption at such time or times and at such price or prices; (ii) entitled to receive dividends (which may be cumulative or non-cumulative) at such rates, on such conditions, and at such times, and payable in preference to, or in such relation to, the dividends payable on any other class or classes or any other series; (iii) entitled to such rights upon the dissolution of, or upon any distribution of the assets of, the Corporation; or (iv) convertible into, or exchangeable for, shares of any other class or classes of stock, or of any other series of the same or any other class or classes of stock, of the Corporation at such price or prices or at such rates of exchange and with such adjustments; all as may be stated in such resolution or resolutions. Please see ""AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF TIMED HEALTH CORPORATION" for further disclosure.

Options, Warrants and Other Rights

Type	Description	Reserved Securities
Options Pool Class A		333,336
Options Pool Class B		6,250,001

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?

The existing Options Pool is exercisable until March 31, 2021 and if the exercise of the reserved options in the Options Pool is conducted you will be diluted by that action.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

The Class B Common Stock that is offered for sale is the same class of common stock that is currently outstanding. Class B Common Stock has 10 votes per share, whereas Class A Common Stock has 1 vote per share and Class C Common Stock has no voting rights. Please refer to ""AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF TIMED HEALTH CORPORATION" for further disclosure.

20. How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?

The Company's bylaws can be amended by the shareholders of the Company, and directors can be added or removed by shareholder vote. As minority owners, you are subject to the decisions made by the majority owners. The issued and outstanding common stock gives management voting control of the company. As a minority owner, you may be outvoted on issues that impact your investment, such as the issuance of additional shares, or the sale of debt, convertible debt or assets of the company.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

Objective Capital Partners analysis of Timed Health

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

WHAT IT MEANS TO BE A MINORITY HOLDER Holders of Class A Common Stock are entitled to one vote for each share held on each matter submitted to a vote of the stockholders, holders of Class B Common Stock are entitled to ten votes per share, and holders of Class C Common Stock are entitled to no votes per share on each matter submitted to a vote of the stockholders except as required pursuant to the Delaware General Corporation Law. The Founders through their ownership of shares of Class B Common Stock have the right to designate six members of the Board. Up to four remaining members of the Board are elected by the holders of the Common Stock voting as a single class. The company's Amended and Restated Certificate of Incorporation provides the company shall not, without obtain the approval of the holders of at least a majority of the then outstanding shares of Class B Common stock, voting as a separate class, (i) amend, alter, repeal or waive any provision of the Amended and Restated Certificate of Incorporation or the bylaws or (ii) increase or decrease the authorized number of directors constituting the Board of Directors. DILUTION Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angle investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes or warrants) into stock. If we decide to issue more shares, an Investor could experience value dilution with each share being worth less than before, and control dilution, with the total purchase percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share. If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control and earnings per share. Future percentage dilution of stock ownership and votes: The SEC requires the company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

23. What are the risks to purchasers associated with corporate actions including:

    - additional issuances of securities,
    - issuer repurchases of securities,
    - a sale of the issuer or of assets of the issuer or
    - transactions with related parties?

DILUTION Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angle investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes or warrants) into stock. If we decide to issue more shares, an Investor could experience value dilution with each share being worth less than before, and control dilution, with the total purchase percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share. If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control and earnings per share. If we repurchase securities, so that the above risk is mitigated, and there are fewer shares of common stock outstanding, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our stock would decline. A sale of our company or of the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. In addition to the payment of wages and expense reimbursements, we may need to engage in additional transactions with officers, directors, or affiliates. By acquiring an interest in the Company, you will be deemed to have acknowledged the existence of any such actual or potential related party transactions and waived any claim with respect to any liability arising from a perceived or actual conflict of interest. In some instances, we may deem it necessary to seek a loan from related parties. Such financing may not be available when needed. Even if such financing is available, it may be on terms that are materially averse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. If we are unable to obtain financing on reasonable terms, we could be forced to discontinue our operations. We anticipate that any transactions with related parties will be vetted and approved by executives(s) unaffiliated with the related parties.

24. Describe the material terms of any indebtedness of the issuer:

Creditor(s): SBA

Amount Outstanding: $150,000

Interest Rate: 3.8%

Maturity Date: June 1, 2050

Other Material Terms:

In June 2020, the Company received an Economic Injury Disaster Loan from the Small Business Administration ("SBA") in the amount of $150,000. Interest accrues at the rate of 3.75% per annum. Payments of $731 including principal and interest begin in June of 2021, and are payable for 30 years from the date of the note.

25. What other exempt offerings has Timed Health Corporation conducted within the past three years?

Date of Offering: 02/2021

Exemption: Section 4(a)(2)

Securities Offered: Common Stock

Amount Sold: $7,360,000

Use of Proceeds:

The stock was used to retire debt and interest payable.

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:
   1. any director or officer of the issuer;
   2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
   3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
   4. any immediate family member of any of the foregoing persons.

Yes.

If yes, for each such transaction, disclose the following:

Specified Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest
The Professionals VC LLC	Majority shareholder	Converted note to common shares	$4,513,080
WhenMed VC	Enity owned by the Majority shareholder	Converted note to common shares	$2,430,120

Financial Condition of the Issuer

27. Does the issuer have an operating history?

    Yes.

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

    Timed Health Corporation is leveraging highly patented mass market new telehealth and healthcare therapeutics based in predictive data science. The company was incorporated in 2020. The company has been in research and development since 2008 and is still pre-income. The patents filed in 2011 were issued in 2014, 2015(2), 2018 and 2019 and growing. As of now our average monthly burn rate is approximately $20,000, with an average allocation of 30% towards sales and marketing, 30% to development, 30% to legal, tax, and general and administrative costs, and 10% to operations/customer success. We currently have projected metrics around our planned user base. With this raise, we plan to allocate a higher percentage to development, as well as to sales and marketing. We believe these activities will result in the traction we will need to court future venture capital and private equity funding. We intend to raise a $700,000 round in the first and second quarter of 2021 and up to $4,300,000 in the third quarter of 2021. We currently have $250,000 in the bank. We will continue to keep a tight rein on expenses in order to keep a secure runway for the duration of the time it will take to raise this round. Our expenses for the year ended on December 31, 2020, amounted to approximately $240,000. (unreviewed) Our expenses for the year ended on December 31, 2019, amounted to $2,210,399, resulting in a $2,210,399 net loss. Our expenses for the year ended on December 31, 2018, amounted to $1,839,441, resulting in a $1,839,441 net loss. We have been successful in raising capital via convertible note investments prior to December 31, 2020. In August 2020, Timed Health entered into a convertible note consolidation with entities owned by the primary shareholders for an aggregate principal amount of $7,360,000, including previously issued notes in 2016 and 2019. All our convertible notes converted into equity before the launch of this offering. As a result of the conversions, there are a total of 11,193,200 Class B Common shares outstanding, and our only debt is a loan of $150,000 from the US Small Business Administration. Given our progress, we believe $1.00 per share is now appropriate.

Financial Information

29. Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.

    See attachments:

    CPA Review Report: reviewletter.pdf

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same

form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

1. Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:
    1. in connection with the purchase or sale of any security?
    2. involving the making of any false filing with the Commission?
    3. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

2. Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:
    1. in connection with the purchase or sale of any security?;
    2. involving the making of any false filing with the Commission?
    3. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

3. Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
    1. at the time of the filing of this offering statement bars the person from:
        1. association with an entity regulated by such commission, authority, agency or officer?
        2. engaging in the business of securities, insurance or banking?
        3. engaging in savings association or credit union activities?
    2. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?

4. Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:
    1. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?
    2. places limitations on the activities, functions or operations of such person?
    3. bars such person from being associated with any entity or from participating in the offering of any penny stock?

    If Yes to any of the above, explain:

5. Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
    1. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?

2. Section 5 of the Securities Act?

6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

Timed Health Corporation answers 'NO' to all of the above questions.

Other Material Information

31. In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

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The following documents are being submitted as part of this offering:

Governance:

Certificate of Incorporation: certificateofincorporation.pdf

Corporate Bylaws: corporatebylaws.pdf

Opportunity:

Offering Page JPG: offeringpage.jpg

Pitch Deck: pitchdeck.pdf

Financials:

Additional Information: otherfinancial.pdf

Ongoing Reporting

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:

Once posted, the annual report may be found on the issuer's web site at: https://www.timedhealth.com/

The issuer must continue to comply with the ongoing reporting requirements until:

- the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
- the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
- the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
- the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
- the issuer liquidates or dissolves its business in accordance with state law.